SECU 09058054 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EquiLend LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street 9th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Nigrelli 212-901-2228
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FEB 27 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Nigrelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EquiLend LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Penny Efaplomatides (Chaggio)
Notary Public State of ~~New York~~ Nassau
No. 01EF6043494
Qualified in Queens County
Commission Expires June 19, 2010

[signature]
Signature

CFO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

December 31, 2008

CONTENTS

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
EquiLend LLC

We have audited the accompanying statement of financial condition of EquiLend LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquiLend LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 24, 2009

EquiLend LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$ 4,097,746
Accounts receivable	666,361
Due from affiliate	11,115
Total assets	$ 4,775,222

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Deferred revenue	$ 1,050,907
Due to affiliate	407,100
Other liabilities	75,750
Total liabilities	1,533,757
Member's equity	
Member's contributions	20,200,000
Accumulated deficit	(16,958,535)
Total member's equity	3,241,465
Total liabilities and member's equity	$ 4,775,222

The accompanying notes are an integral part of this statement.

EquiLend LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

STATEMENT OF OPERATIONS

Year ended December 31, 2008

Revenues	
User fees	$13,181,090
Brokerage fees	986,285
Integration fees	126,583
Interest income	60,020
Total revenue	14,353,978
Expenses	
Employee compensation and benefits	5,875,047
Technology and communications	3,488,711
Service fee	1,700,000
Professional services	1,040,211
Other	735,715
Occupancy	277,640
Total expenses	13,117,324
NET INCOME	$ 1,236,654

The accompanying notes are an integral part of this statement.

EquiLend LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2008

	Member's contributions	Accumulated deficit	Total
Member's equity at December 31, 2007	$20,200,000	$(18,195,189)	$2,004,811
Net income	-	1,236,654	1,236,654
Member's equity at December 31, 2008	$20,200,000	$(16,958,535)	$3,241,465

The accompanying notes are an integral part of this statement.

EquiLend LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

STATEMENT OF CASH FLOWS

Year ended December 31, 2008

Cash flows from operating activities	
Net income	$1,236,654
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in deferred revenue	(121,319)
Increase in accounts receivable	(240,086)
Increase in due to affiliate, net	117,827
Increase in other liabilities	75,750
Net cash provided by operating activities	1,068,826
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,068,826
Cash and cash equivalents at beginning of year	3,028,920
Cash and cash equivalents at end of year	$4,097,746

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

EquiLend LLC (the "Company"), a Delaware limited liability company, was formed in 2001. In 2002, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and as a member of the National Association of Securities Dealers ("NASD") and commenced operations. In 2007, the NASD was consolidated into the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of the FINRA.

EquiLend Holdings LLC (the "Parent") has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions between securities lenders and borrowers. The Company, through a service agreement with the Parent, offers services to users through the Platform along with the Company's affiliate, EquiLend Europe Limited (the "Affiliate"). The Company and the Affiliate are wholly owned subsidiaries of the Parent.

The Company maintains an office in New York.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Use of Estimates*

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. *Cash and Cash Equivalents*

   The Company considers all liquid investments with an original maturity of three months or less to be cash equivalents.

NOTE B (continued)

3. *Revenue Recognition*

The Company earns user fees from facilitating securities lending and borrowing transactions on the Platform. User fees are earned over the period the services are performed. In addition, the Company collects and remits revenue on behalf of the affiliate. User fees received in advance are recorded as deferred revenue on the statement of financial condition and recognized over the period to which the fees relate, generally three months. Integration fees include services for technical and business integration, testing and training for new users and are recognized over the term of the relative user agreement, generally one year.

Brokerage fees represent transaction fees earned from the Affiliate for the facilitation of securities lending and borrowing transactions executed by the users of the Affiliate. Such brokerage fees are earned in the month for which services are performed for the Affiliate.

4. *UBT Tax*

The Company is a limited liability company, which is taxed as a partnership and, accordingly, the taxable income or loss of the Company is included in the New York City Unincorporated Business Tax ("UBT") tax return of the Parent. The Company and the Parent are both subject to UBT. At December 31, 2008, the Company had a UBT net loss carryover of approximately $17 million. The net loss carryover is the primary driver of a net deferred tax asset of approximately $610,000. At the present time, the Company believes it is more likely than not that the deferred tax asset will not be recognized. Accordingly, the Company has provided a full valuation allowance against its deferred tax asset and no deferred tax asset has been reflected in the statement of financial condition.

The UBT net loss carryover expires in the years 2022 to 2026.

5. *Fair Value of Financial Instruments*

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the carrying value of financial instruments recognized in the Statement of Financial Condition approximates their fair value, as such financial instruments are short-term in nature or bear interest at current market rates.

NOTE C - RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FIN No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109," which provides additional guidance and clarifies the accounting for uncertainty in income tax positions. FIN 48 defines the threshold for recognizing tax return positions in the financial statements as "more likely than not" that the position is sustainable, based on its technical merit. FIN 48 also provides guidance on the measurement, classification and disclosure of tax return positions in the financial statements. FIN 48 is effective for the first reporting period beginning after December 15, 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to the beginning balance of retained earnings in the period of adoption. Based upon the Company's evaluation as of December 31, 2008, the Company does not believe that the adoption of FIN 48 will have a material impact on the Company's beginning balance of retained earnings.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2008, the Company had net capital of $2,487,262, which was $2,385,012 in excess of its required net capital of $102,250. The ratio of aggregate indebtedness to net capital was .62 to 1.

The Company is exempt from SEC rule 15c3-3 under paragraph (k)(2)(i) of the Rule as it does not hold customer funds or safekeep customer securities.

NOTE E - RELATED PARTIES

All of the Company's revenue from user fees, with the exception of $3,385,598, was earned from members or affiliates of members of the Parent. Deferred revenue includes user fees paid in advance of $790,000 from members or affiliates of members of the Parent. Accounts receivable included $168,800 owed to the Company by members or affiliates of members of the Parent.

The Company has entered into a Securities Service Agreement (the "Agreement") with its Affiliate under which the Company performs services including the facilitation of securities lending and borrowing transactions on behalf of the Affiliate. Such revenues total $986,285 for the year ended December 31, 2008. Also under the Agreement, the Company acts as a billing agent for user fees on behalf of the Affiliate. User fees are allocated to the Affiliate when the Affiliate is designated as the operating entity in the underlying user agreement between the Company, the Affiliate and the user. As at December 31, 2008, the Company owed the Affiliate $318,861.

NOTE E (continued)

For the year ended December 31, 2008, interest income of $60,020 was earned from a money market fund for which an affiliate of one of the members of the Parent provided investment advisory services. Included in cash and cash equivalents is $3,836,396 invested in a money market fund and $261,350 in a bank account with an affiliate of a member of the Parent.

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates substantially all operating costs to the Company. Such expenses totaled $11,417,324 for the year ended December 31, 2008. The Parent also allocates service fees of $1,700,000 to the Company under the Services Agreement for use of the Platform developed by the Parent. The Company reimburses the Parent for allocated expenses and service fees on a monthly basis. As at December 31, 2008, the Company owed the Parent $88,239.

SUPPLEMENTARY INFORMATION

Schedule I

EquiLend LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Computation of net capital	
Total member's equity	$3,241,465
Deductions and/or charges	
Nonallowable assets	
Accounts receivable	677,476
Total nonallowable assets	677,476
Tentative net capital	2,563,989
Haircuts on securities - money market fund	76,727
Net capital	$2,487,262
Aggregate indebtedness	
Items included in the statement of financial condition	
Deferred revenue	$1,050,907
Due to parent and due to affiliate	407,100
Other liabilities	75,750
Total aggregate indebtedness	$1,533,757
Computation of basic net capital requirement	
Minimum net capital required - the greater of $5,000 or 6-2/3% if aggregate indebtedness)	$ 102,250
Excess net capital	$2,385,012
Ratio of aggregate indebtedness to net capital	.62

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17A-5 Part IIA FOCUS filed as of December 31, 2008.

EquiLend LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO SEC RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

The Company is exempt from Securities and Exchange Commission rule 15c3-3 under paragraph (k)(2)(i) of that rule.

Grant Thornton